Exhibit 99.1

TOYO Co., Ltd to Acquire Solar Module Manufacturing Facility in Texas

●	Move to accelerate TOYO’s plans for “made-in-America” modules with 2.5 gigawatts initial capacity

HOUSTON and TOKYO, Nov. 25, 2024 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, today announced it has agreed to acquire 100% of membership interests in Solar Plus Technology Texas LLC(“Solar Plus”) located in Houston metropolitan area, Texas, via its subsidiary TOYO Solar LLC.

Key Highlights

●	Facility details: The newly leased facility spans 567,140 square feet which we plan to accommodate 2.5 GW of solar module manufacturing capacity and further expand it to 6.5 GW by 2029. The factory construction of Phase 1 of the facility has been completed, and a portion of the required equipment will arrive by early 2025.

●	Production timeline: The facility’s first 1 GW production is expected to commence by mid-2025. Production capacity is expected to be increased to 2.5 GW by the end of 2025, in anticipation of a strong order pipeline from U.S. customers.

●	Strategic Impact: This acquisition aligns with TOYO’s mission to expand its footprint in the U.S. to be closer to the majority of its clients, meet the demand for American-made solar panels, and contribute to the growing demand for secure, sustainable energy solutions as demands on the grid continue to rise.

“This acquisition marks a significant step in TOYO’s strategy to establish a manufacturing footprint in the U.S., complementing our current manufacturing presence in Vietnam and Ethiopia,” said Mr. Junsei Ryu, Chairman and CEO of TOYO. “Our strategy is to supply end customers with solar solutions that are technologically advanced, highly reliable, and cost competitive. We are committed to building a robust global solar supply chain structure that efficiently and competitively serves the U.S. market and other regions, adapting to a dynamic policy environment.”

As a result of this acquisition, TOYO Solar LLC acquires 100% of membership interests in Solar Plus. TOYO Holdings LLC, a 100% owned subsidiary of TOYO, holds 75.01% of membership interests in TOYO Solar LLC and will make a capital contribution in the total amount of $19.96 million to TOYO Solar LLC, which is expected to be contributed to the Phase 1 construction of the manufacturing site of Solar Plus.

“By acquiring Solar Plus, we will accelerate our development and leverage our team’s proven manufacturing excellence, as well as the extensively established customer relationships and the brand of our sister company, Vietnam Sunergy, a Tier 1 Bloomberg NEF solar manufacturer,” noted Mr. Ryu. “We are confident that our expansion in the U.S. will effectively deliver a comprehensive solar technology solution, addressing bottlenecks for developers, meeting local content requirements for U.S. solar projects, and enhancing TOYO’s competitive advantage.”

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, future subsidies available under the Inflation Reduction Act, and strategies for building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

SOURCE TOYO Co., Ltd